Exhibit 8.2
June 1, 2007
Board of Directors
Premier Community Bankshares, Inc.
4095 Valley Pike
Winchester, VA 22602

Re:	Tax Opinion—Merger of Premier Community Bankshares, Inc. with and into George Mason Bankshares, Inc., a wholly-owned subsidiary of United Bankshares, Inc.

Ladies and Gentlemen:
     You have requested our opinion as to certain federal income tax consequences of the proposed merger (the “Merger”) of Premier Community Bankshares, Inc. (“Premier”) with and into George Mason Bankshares, Inc (“George Mason”), a wholly-owned subsidiary of United Bankshares, Inc. (“United”), pursuant to the Agreement and Plan of Reorganization, dated as of January 26, 2007, by and among Premier, George Mason, and United (the “Merger Agreement”). All capitalized terms not defined herein shall have the meanings given to them in the Merger Agreement.
ASSUMPTIONS:
     In connection with this opinion, we have reviewed (i) the Merger Agreement, (ii) the Form S-4, including the Proxy Statement/Prospectus forming a part thereof, and (iii) such other documents concerning the Merger as we have deemed necessary (the documents referred to in (i), (ii), and (iii) above, collectively, the “Merger Documents”).
     With respect to the various factual matters material to our opinion, we have relied upon certificates of certain officers of Premier and United (the “Officers’ Certificates”). We have assumed the correctness of the factual matters contained in such reliance sources and have made no independent investigation for the purpose of confirming that such factual matters are correct. As to all matters in which a person or entity has represented that such person or entity either is not a party to, does not have, or is not aware of, any plan or intention, understanding or agreement, we have assumed that there is in fact no plan, intention, understanding or agreement. We have also assumed that the Merger will be consummated in accordance with the Merger Agreement.
     We have assumed (i) the genuineness of all signatures on the Merger Documents; (ii) the due authorization, execution and delivery of all documents and the validity and binding effect thereof; (iii) the authenticity of all documents submitted to us as originals; (iv) the conformity to the originals of all documents submitted to us as copies and the authenticity of such original documents; (v) the legal capacity of natural persons; and (vi) the correctness, without qualification, of any statement made in any of the documents referred to herein “to the best of the knowledge” of any person or party.
     We also have assumed that (i) the transactions contemplated by the Merger Agreement will be consummated in accordance with the provisions of the Merger Agreement and as described in the Form S-4 (and that no transaction or condition described therein and affecting this opinion will be waived by any party), (ii) the statements concerning the transaction and the parties thereto set forth in the Merger Agreement are, and will be as of the Effective Time of the Merger, true, complete and correct, and (iii) the Form S-4 is true, complete and correct.
OPINION:
     Based on the foregoing and subject to the limitations and qualifications set forth herein, we give our opinion as follows:
     1. The Merger will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code (the “Code”), and Premier, George Mason, and United will each qualify as a “party to a reorganization” within the meaning of Section 368(b) of the Code.
     2. No gain or loss will be recognized for federal tax purposes by Premier, George Mason, and United as a result of the Merger.
     3. No gain or loss will be recognized for federal tax purposes by any Premier shareholder upon his, her, or its exchange of Premier Common Stock shares solely for United Stock.
     4. Any Premier shareholder who receives United Stock and cash in exchange for Premier Common Stock will be treated as receiving such Merger Consideration as a payment in redemption of such Premier Common Stock subject to the provisions of Section 302 of the Code. If the deemed redemption is treated as an exchange under Section 302(b) of the Code, gain, but not loss, will be recognized to the extent of the lesser of: (i) the amount of cash received by the Premier shareholder, or (ii) the excess of (A) the sum of the value of the United Stock and cash received by such Premier shareholder over (B) the Premier shareholder’s aggregate tax basis in the Premier Common Stock exchanged. If the deemed redemption is treated as a dividend under Section 302 of the Code, the Premier shareholder will recognize the amount of gain described in the immediately preceding sentence, and such gain will be treated as a dividend to the extent of such Premier shareholder’s ratable share of accumulated earnings and profits.
     5. Any Premier shareholder who receives cash in lieu of a fractional share interest shall be treated as receiving a payment in redemption of such fractional interest subject to the provisions of Section 302 of the Code. Gain or loss will be realized and recognized by such Premier shareholder measured by the difference between the redemption price and the portion of the Premier shareholder’s tax basis in the Premier Common Stock allocable to such fractional share interest.
     6. The aggregate tax basis of the United Stock received by each Premier shareholder will be equal to the aggregate tax basis of such Premier shareholder’s Premier Common Stock surrendered therefor in the Merger decreased by any cash received, and by the amount of any tax basis allocable to any fractional share interest for which cash is received, and increased by any gain recognized.
     7. The holding period under Section 1223 of the Code for the shares of United Stock received by each Premier shareholder will include the holding period for the Premier Common Stock of such Premier shareholder surrendered therefor in the Merger, provided that the Premier shareholder held such shares as a capital asset on the date of the Merger.
     In rendering our opinion, we have considered the applicable provisions of the Code, Treasury Regulations promulgated thereunder, pertinent judicial authorities, interpretive rulings of the Internal Revenue Service and such other authorities as we have considered relevant. Our opinion is limited to the existing federal tax law of the United States of America and is expressed as of the date hereof. We do not assume any obligation to update or supplement our opinion to reflect any fact or circumstance which hereafter comes to our attention or any change in law which hereafter occurs. Our opinions are limited to the matters expressly stated. No opinion is implied or may be inferred beyond such matters.
     Our opinion expressed herein is made in connection with the Merger and is solely for the benefit of Premier and the Premier shareholders. We hereby consent to the filing of this opinion with the Securities and Exchange Commission as an exhibit to the Form S-4. In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended. This opinion may not be otherwise distributed to or relied upon by any other person, filed with any other government agency or quoted in any other document, without our prior written consent.

Very truly yours,

WILLIAMS MULLEN

By:	/s/ WILLIAMS MULLEN

Shareholder

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